Independent Accountant's  Report

To the Board of Directors
The Dreyfus Third Century Fund, Inc.

We have examined management's assertion about
The Dreyfus Third Century Fund, Inc.'s
(the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 ("the Act") as of
February 28, 2002, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying
Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of
1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 2001 (the date of last examination) through February 28, 2002;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New
York, without
prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve
Bank
of Boston, the Depository Trust Company and the Participant
Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and
Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with
Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the
Company to broker confirmations.

We believe that our examination provides a reasonable
basis
for our opinion.   Our examination does not provide a
legal
determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus Third Century Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Dreyfus Third Century
Fund, Inc.
and the Securities and Exchange Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
April 29, 2002


            UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
         Washington, DC 20549

             FORM N-17f-2

Certificate of Accounting or Securities and Similar
    Investments in the Custody of
   Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

                    1. Investment Company Act File     Date examination
                        Number:                   completed:
                        811- 2192                 April 29, 2002

     2.State Identification Number:

                         AL     AK   AZ   AR   CA   CO
                         CT     DE   DC   FL   GA   HI
                         ID     IL   IN   IA   KS   KY
                         LA     ME   MD   MA   MI   MN
                         MS     MO   MI   NE   NV   NH
                              NJ     NM   NY   NC   ND   OH
                         OK     OR   PA   RI   SC   SD
                         TN     TX   UT   VT   VA   WA
               WV     WI   WY   PUERTO
            RICO

Other
Specify:

     3. Exact name of investment company as specified in registration statement:

     4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

  The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

     1.     All items must be completed by the investment company.

     2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the
Act
  and applicable state law, examine securities and similar investments in the custody of the investment
  company.

Accountant

     3.     Submit this Form to the Securities and Exchange
  Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one
  copy with the Securities and Exchange
  Commissions's principal office in Washington
D.C.,
  one copy with the regional office for the region in
  which the investment company's principal business
  operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

  THIS FORM MUST BE GIVEN TO YOUR
    INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
         Certain Provisions
of the Investment Company Act of 1940

We, as members of management of The Dreyfus Third
Century Fund, Inc. (the
"Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February
28, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act
of 1940 as of February 28, 2002 with respect to securities and similar investments reflected in the investment account of the Company.

The Dreyfus Third Century Fund, Inc.

By:

  /s/Jim Windels
  Jim Windels,
  Treasurer
  The Dreyfus Corporation